1 Altera Infrastructure GP L.L.C. Announces Expiration of Exchange Offer and Consent Solicitation Aberdeen, United Kingdom, August 26, 2021 - Altera Infrastructure GP L.L.C., the general partner of Altera Infrastructure L.P. (“Altera” or the “Partnership”), today announced the expiration of its previously announced offer to exchange (the “Exchange Offer”) the outstanding 8.50% Senior Notes due 2023 (the “Old Notes”) issued by the Partnership and Altera Infrastructure Finance Corp. (“Finco” and, together with the Partnership, the “Old Notes Issuers”) for newly issued 8.50% Senior Secured Notes due 2026 and 11.50% Senior Secured PIK Notes due 2026 issued by Altera Infrastructure Holdings L.L.C., a wholly owned subsidiary of the Partnership (“Holdings”). In conjunction with the Exchange Offer, the Old Notes Issuers solicited consents to certain proposed amendments (the “Proposed Amendments”) to the indenture governing the Old Notes. The Exchange Offer was conditioned upon, among other things, the tender of at least 80% of the aggregate principal amount of the Old Notes (excluding the $411.3 million outstanding principal amount of Old Notes held by Brookfield (as defined in the confidential offering memorandum and consent solicitation statement, dated July 29, 2021 (the “Offering Memorandum”)) (the “Minimum Participation Condition”). Since the Minimum Participation Condition was not satisfied, Holdings will not accept any Old Notes tendered for exchange, all Old Notes tendered pursuant to the Exchange Offer will be promptly returned to their holders, and the Proposed Amendments will not become operative. Pursuant to the terms of the previously announced Exchange and Support Agreement (as defined in the Offering Memorandum), Altera, Holdings and Brookfield are concurrently closing the Brookfield Exchanges (as defined in the Offering Memorandum). This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase or sell any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. About the Partnership The Partnership is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. The Partnership has consolidated assets of approximately $4.3 billion, comprised of 47 vessels, including floating production, storage and offloading units, shuttle tankers (including one newbuilding), floating storage and offtake units, long-distance towing and offshore installation vessels and a unit for maintenance and safety. The majority of Altera’s fleet is employed on medium-term, stable contracts. The Partnership’s 7.25% Series A Cumulative Redeemable Preferred Units, 8.50% Series B Cumulative Redeemable Preferred Units and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units trade on the New York Stock Exchange under the symbols “ALIN PR A” “ALIN PR B” and “ALIN PR E,” respectively. Forward Looking Statements and Other Legal Disclosure This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect management’s current views with respect to certain future events and performance, including, among others: the Partnership’s review of potential strategic initiatives, including any related asset sales, joint ventures, capital raises or other transactions; and the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the timing of closing of the Brookfield Exchanges; alternatives and conditions to implement any strategic initiatives; delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based. For Investor Relations enquires contact: Jan Rune Steinsland, Chief Financial Officer Tel: +47 97 05 25 33 E-mail: investor.relations@alterainfra.com